K&L|GATES

K&L Gates LLP
1601 K Street NW
Washington, DC 20006-1600

T 202.778.9000 www.klgates.com

SEC Mail Processing
Section

AUG 03 2009

Washington, DC
110

Mitra Shakeri
D 202.778.9024
F 202.778.9100
mitra.shakeri@klgates.com

August 3, 2009

RECEIVED
AUG - 6 2009
The Division of
Investment Management

By Hand Delivery

Public Filing Room
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Helios Strategic Income Fund, Inc. f/k/a RMK Strategic Income Fund, Inc. (File No. 811-21487)
Filing Pursuant to Section 33 of the Investment Company Act of 1940

Ladies and Gentlemen:

Enclosed for filing on behalf of the above-captioned registered investment company pursuant to Section 33 of the Investment Company Act of 1940 is a copy of the following order, which has been filed in the United States District Court for the Western District of Tennessee:

- Order of Dismissal of *Gregory v. Morgan Keegan & Co., Inc., et al.*, filed on or about December 30, 2008.

Please do not hesitate to contact me if you have any questions concerning this matter.

Sincerely,

Mitra Shakeri / NAB

Mitra Shakeri

Enclosure

09005311

UNITED STATES DISTRICT COURT
WESTERN DISTRICT OF TENNESSEE
WESTERN DIVISION

JAMES L. GREGORY, et al.,

Plaintiffs,

v. **Cv. No. 08-2078-Ma**

MORGAN KEEGAN & COMPANY, INC., et al.,

Defendants.

JUDGMENT

Decision by Court. This action came for consideration before the Court. The issues have been duly considered and a decision has been rendered.

IT IS ORDERED AND ADJUDGED that this action is dismissed without prejudice, in accordance with the Order of Dismissal, docketed December 24, 2008.

APPROVED:

S/ *Samuel H. Mays Jr.*

SAMUEL H. MAYS, JR.
UNITED STATES DISTRICT JUDGE

December 29, 2008
DATE

THOMAS M. GOULD
CLERK

S/ *Jean Lee*
(By) DEPUTY CLERK

K&L | GATES

K&L Gates LLP
1601 K Street NW
Washington, DC 20006-1600

T 202.778.9000 www.klgates.com

Mitra Shakeri
D 202.778.9024
F 202.778.9100
mitra.shakeri@klgates.com

August 3, 2009

By Hand Delivery

Public Filing Room
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Helios Advantage Income Fund, Inc. f/k/a RMK Advantage Income Fund, Inc. (File No. 811-21631)
Filing Pursuant to Section 33 of the Investment Company Act of 1940

Ladies and Gentlemen:

Enclosed for filing on behalf of the above-captioned registered investment company pursuant to Section 33 of the Investment Company Act of 1940 is a copy of the following order, which has been filed in the United States District Court for the Western District of Tennessee:

- Order of Dismissal of *Gregory v. Morgan Keegan & Co., Inc., et al.*, filed on or about December 30, 2008.

Please do not hesitate to contact me if you have any questions concerning this matter.

Sincerely,

Mitra Shakeri/NAB

Mitra Shakeri

Enclosure

UNITED STATES DISTRICT COURT
WESTERN DISTRICT OF TENNESSEE
WESTERN DIVISION

JAMES L. GREGORY, et al.,

Plaintiffs,

v. **Cv. No. 08-2078-Ma**

MORGAN KEEGAN & COMPANY, INC., et al.,

Defendants.

JUDGMENT

Decision by Court. This action came for consideration before the Court. The issues have been duly considered and a decision has been rendered.

IT IS ORDERED AND ADJUDGED that this action is dismissed without prejudice, in accordance with the Order of Dismissal, docketed December 24, 2008.

APPROVED:

S/ Samuel H. Mays Jr.

SAMUEL H. MAYS, JR.
UNITED STATES DISTRICT JUDGE

December 29, 2008
DATE

THOMAS M. GOULD
CLERK

S/ Jean Lee
(By) DEPUTY CLERK

K&L|GATES

K&L Gates LLP
1601 K Street NW
Washington, DC 20006-1600
T 202.778.9000 www.klgates.com

Mitra Shakeri
D 202.778.9024
F 202.778.9100
mitra.shakeri@klgates.com

August 3, 2009

By Hand Delivery

Public Filing Room
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Helios High Income Fund, Inc. f/k/a RMK High Income Fund, Inc. (File No. 811-21332)
Filing Pursuant to Section 33 of the Investment Company Act of 1940

Ladies and Gentlemen:

Enclosed for filing on behalf of the above-captioned registered investment company pursuant to Section 33 of the Investment Company Act of 1940 is a copy of the following order, which has been filed in the United States District Court for the Western District of Tennessee:

- Order of Dismissal of *Gregory v. Morgan Keegan & Co., Inc., et al.*, filed on or about December 30, 2008.

Please do not hesitate to contact me if you have any questions concerning this matter.

Sincerely,

Mitra Shakeri /NAB

Mitra Shakeri

Enclosure

UNITED STATES DISTRICT COURT
WESTERN DISTRICT OF TENNESSEE
WESTERN DIVISION

JAMES L. GREGORY, et al.,

Plaintiffs,

v. **Cv. No. 08-2078-Ma**

MORGAN KEEGAN & COMPANY, INC., et al.,

Defendants.

JUDGMENT

Decision by Court. This action came for consideration before the Court. The issues have been duly considered and a decision has been rendered.

IT IS ORDERED AND ADJUDGED that this action is dismissed without prejudice, in accordance with the Order of Dismissal, docketed December 24, 2008.

APPROVED:

S/ Samuel H. Mays Jr.

SAMUEL H. MAYS, JR.
UNITED STATES DISTRICT JUDGE

December 29, 2008
DATE

THOMAS M. GOULD
CLERK

S/ Jean Lee
(By) DEPUTY CLERK